24-10157

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 1-A/A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

Elite Safety Concepts, Inc.
(Exact name of issuer as specified in its charter)

North Carolina
(State or other jurisdiction of incorporation or organization)

2389 Mills Cove Pl. Lenoir, NC 28645 828-758-8425
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

[redacted]

Randy Martin 2389 Mills Cove Pl. Lenoir, NC 828-758-8425
(Name, address, including zip code, and telephone number, including area code, of agent for service)

7380	56-1912299
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

The following delaying notations are optional, but see Rule 252(g) before omitting it:

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment indicating the intention to become qualified by operation of the terms of Regulation A.

GENERAL INSTRUCTIONS

I. Eligibility Requirements for Use of Form 1-A.

This form is to be used for securities offerings made pursuant to Regulation A, 17 CFR 230.251 *et seq.* Careful attention should be directed to the terms, conditions and requirements of the regulation, especially Rule 251, inasmuch as the exemption is not available to all issuers or to every type of securities transaction. Further, the aggregate offering amount of securities which may be sold in any 12 month period is strictly limited to $5 million.

II. Preparation and Filing of the Offering Statement.

An offering statement shall be prepared by all persons seeking exemption pursuant to the provisions of Regulation A. Parts I, II and III shall be addressed by all issuers. Part II of the form which relates to the content of the required offering circular provides several alternate formats depending upon the nature and/or business of the issuer; only one format needs to be followed and provided in the offering statement. General information regarding the preparation, format, content of, and where to file the offering statement is contained in Rule 252. Requirements relating to the offering circular are contained in Rules 253 and 255. The offering statement may be printed, mimeographed, lithographed, or typewritten or prepared by any similar process which will result in clearly legible copies.

III. Supplemental Information.

The following information shall be furnished to the Commission as supplemental information:

(1) A statement as to whether or not the amount of compensation to be allowed or paid to the underwriter has been cleared with the NASD.

(2) Any engineering, management or similar report referenced in the offering circular.

(3) Such other information as requested by the staff in support of statements, representations and other assertions contained in the offering statement.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 486 (04-05)

PART I — NOTIFICATION

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

(a) the issuer's directors;

Randy Martin 2389 Mills Cove Pl. Lenoir, NC 28645	(Residential) 2389 Mills Cove Pl. Lenoir, NC 28645

(b) the issuer's officers;

Randy Martin – President and Secretary
2389 Mills Cove Pl.
Lenoir, NC 28645

Jansie Jo Mills Martin – Treasurer
2389 Mills Cove Pl.
Lenoir, NC 28645

(c) the issuer's general partners;

There are no general partners.

(d) record owners of 5 percent or more of any class of the issuer's equity securities;

Randy Martin
2389 Mills Cove Pl.
Lenoir, NC 28645

A-Z Consulting
241 4th Ave.
Pittsburgh, PA 15222

(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;

Randy Martin
2389 Mills Cove Pl.
Lenoir, NC 28645

A-Z Consulting
241 4th Ave.
Pittsburgh, PA 15222

(f) promoters of the issuer;

Randy Martin
2389 Mills Cove Pl
Lenoir, NC 28645

(g) affiliates of the issuer;

Randy Martin
2389 Mills Cove Pl
Lenoir, NC 28645

(h) counsel to the issuer with respect to the proposed offering;

Bruce M. Pritchett, L.C.
The Judge Building
8 East Broadway, Suite 600A
Salt Lake City, UT 84111

(i) each underwriter with respect to the proposed offering;

There are no underwriters with respect to the proposed offering.

(j) the underwriter's directors;

There are no underwriter's directors.

(k) the underwriter's officers;

There are no underwriter's officers.

(l) the underwriter's general partners; and

There are no underwriter's general partners.

(m) counsel to the underwriter.

There is no counsel to the underwriter.

ITEM 2. Application of Rule 262

(a) State whether any of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

No persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to Rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

No persons were named for Item 2(a).

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its last two fiscal years.

Does not apply. This proposed offering does not involve any resales of affiliate-held securities.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers or salespersons.

Does not apply. There will be no sales by underwriters, dealers or salespersons.

(b) List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salesmen and state the method by which such securities are to be offered.

Pennsylvania is where the securities are to be offered, in a self-underwritten offering. Offers and sales will be made by our President, Randy Martin.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year prior to the filing of this Form 1-A, state:

(1) the name of such issuer;

Elite Safety Concepts, Inc.

(2) the title and amount of securities issued;

Common Stock, in the amount of 10,000,999 shares

(3) the aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof;

The aggregate offering price was $10,000,999. The offering price was determined arbitrarily.

(4) the names and identities of the persons to whom the securities were issued.

Randy Martin (President), A-Z Consulting, Inc. (Financial Advisor), Strategic Business Plan Consulting, LLC (Business Consultant)

(b) As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities, or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

See Item 5(a) above. None of the above are underwriters.

(c) Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Section 4(2) of the Securities Act of 1933. The shares were issued in a private transaction to only two different individuals, in isolated transactions. The recipients are sophisticated financial and accounting professionals who had access to all material information about the company, and all stock certificates were issued with a restrictive legend.

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Neither the issuer or any of its affiliates are currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A.

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

No arrangement is known to the issuer or any person named in the response to Item 1 above or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes.

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution;

(2) To stabilize the market for any of the securities to be offered;

(3) For withholding commissions, or otherwise to hold each underwriter or dealer responsible for the distribution of its participation.

(b) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

No underwriter is being used in this offering.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

No expert named in the offering statement was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee.

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II — OFFERING CIRCULAR

Financial Statement requirements, regardless of the applicable disclosure model, are specified in Part F/S of this Form 1-A.

The Commission encourages the use of management's projections of future economic performance that have a reasonable basis and are presented in an appropriate format. See Rule 175, 17 CFR 230.175.

The narrative disclosure contents of offering circulars are specified as follows:

A: For all corporate issuers — the information required by Model A of this Part II of Form 1-A.

B: For all other issuers and for any issuer that so chooses — the information required by either Part I of Form SB-2, 17 CFR 239.29, except for the financial statements called for there, or Model B of this Part II of Form 1-A. Offering circulars prepared pursuant to this instruction need not follow the order of the items or other requirements of the disclosure form. Such information shall not, however, be set forth in such a fashion as to obscure any of the required information or any information necessary to keep the required information from being incomplete or misleading. Information requested to be presented in a specified tabular format shall be given in substantially the tabular form specified in the item.

* *

COVER PAGE

Elite Safety Concepts, Inc.
(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock
Maximum number of securities offered: 5,000,000
Minimum number of securities offered: No Minimum
Price per security: $1.00
Total proceeds: If maximum sold: $5,000,000 If minimum sold: $0.00
(See Questions 9 and 10)

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? ________%

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals?
[ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [ ] Yes [X] No (See Question No. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

State	*State File No.*	*Effective Date*

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of 57 pages.

THE COMPANY

1. Exact corporate name: Elite Safety Concepts, Inc.

State and date of incorporation: February 2, 1995 North Carolina

Street address of principal office: 2389 Mills Cove Pl. Lenoir, NC 28645

Company Telephone Number: (828)758-8425

Fiscal year: 12 (month) 31 (day)

Person(s) to contact at Company with respect to offering:

Randy Martin

Telephone Number (if different from above): ____

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i. e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

(1) HISTORY OF OPERATING LOSSES; ANTICIPATED FUTURE LOSSES. We had a net loss from operations of $3,201 for the year ended December 31, 2004. This is attributable to general and administrative costs at the early stage of business operations.

(2) LACK OF LIQUIDITY. As of December 31, 2004 our working capital had a deficit of ($5,336). Our future cash requirements may vary significantly from what we expect them to be, based on factors such as training, equipment and supplies, changes in the form and direction of our business activities, the timing of receipt of revenues, if any, as well as other factors. We may not be able to obtain additional financing in the future from either debt or equity financings, bank loans, collaborative arrangements or other sources on terms acceptable to us, or at all. If we are unable to obtain the necessary financing, we will have to significantly curtail our activities or cease operations.

(3) LACK OF CURRENT PROFITABILITY ON OUR BUSINESS. The profitability of our business depends on our sales of specialized security training for the public and private sectors. If sales of our training seminars decrease and we do not receive recurring orders from customers, we may not generate sufficient revenue. We are unable to assure that we will receive recurring orders from our customers. There is a risk that we may not be profitable in the future.

(4) IMPROVED TECHNOLOGIES. We could experience significantly reduced profits from specialized training seminars if improved technologies eliminate the need for physical specialized training.

(5) POSSIBLE EXPOSURE TO LIABILITY. We could be liable for harm caused during our training seminars. We take precautions to protect us from such claims, including obtaining indemnification from training attendees, but we can not assure such precautions will be adequate. We also maintain liability insurance but we can not assure such limits will be adequate.

(6) LIMITED MARKETING AND ADVERTISING COSTS. We could have difficulty selling our specialized training courses if we cannot maintain and expand our referral network in professional law enforcement and security fields. Limited advertising costs could adversely affect our operating results. To a large extent, our operating results will depend upon our ability to successfully market our specialized training services to the private and public sectors. We will continue to expand in these areas and concentrate the limited resources we have at present on defined segments of our target markets. We anticipate that our success will depend, to a significant degree, upon recurring customers, law enforcement, security officers, civilians and our direct sales efforts.

(7) DEPENDENCE ON KEY PERSONNEL. If we lose the services of our President, Randy Martin, our business may be impaired because his skills and experience will be hard to replace. Randy has built the business from the ground up and has built relationships with all of our clients. To lose Randy due to disability or death could be detrimental to our business. The Company does not maintain any key man insurance on Mr. Martin at this time.

(8) DEPENDENCE ON HIGHLY SKILLED LABOR. Due to our business model, the labor we intend to hire must be highly skilled in both the security techniques and interpersonal skills needed to train others. If such labor is difficult to hire, we may incur serious delays and expenses in training non-technical labor.

(9) UNCERTAIN INDUSTRY. The safety training industry in which we operate is new, evolving and uncertain, and demand and market acceptance for our services is subject to a high level of uncertainty. Our future revenues and profits are substantially dependent upon the widespread acceptance and use of our training seminars and other services as an effective tool in the law enforcement and security industries. In addition, customers may not adopt, or continue to use, our training services.

(10) REGULATORY AND LEGAL UNCERTAINTIES COULD HARM OUR BUSINESS. Certain training techniques are subject to direct regulation by any federal, state and local governments. Environmental regulations require us to take

precautions to prevent the lead used at our firing range from getting into the ground water. We believe our precautions are adequate but due to the increasing popularity of our industry, federal, state, and local governments may adopt new laws and regulations, or amend existing laws and regulations, with respect to our training programs.

(11) NO PRIOR PUBLIC MARKET FOR OUR SECURITIES. Prior to this offering, there has not been a public market for any of our securities. An active trading market for our securities may never develop or be sustained, which could affect your ability to sell your securities and could depress the market price of your securities.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

(a) Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Elite Safety Concepts, Inc. provides specialized safety training courses for the public and private sectors. The specialized training includes managing and avoiding violence in the workplace, crime prevention, self-defense, policy writing and firearms training. Elite Safety Concepts provides training and education to five distinct market groups:

-Healthcare
-Law Enforcement
-Corporations
-Government and Education
-Security

Training Courses offered by Elite Safety Concepts, Inc. include:

1. Officer Survival (Law-Enforcement & Security)
2. Handcuffing
3. OC Pepper Spray
4. Defensive Tactics
5. Police Baton
6. Pressure Points
7. Tactical Firearms
8. Violence in the Workplace
9. Violent Patient Management
10. Dealing with Aggression in Schools
11. Security Assessments
12. Basic and Advanced SWAT Training
13. Managing Aggression in Churches
14. Carrying Concealed Classes
15. Arrestor Baton Certification
16. Taser Certification
17. Terrorism Response

Elite Safety Concepts' training covers the entire spectrum of armed and unarmed alternatives, integrating time tested principles of combat with the very latest techniques and tactics.

We offer survival training for Federal, State, County and City law-enforcement officers. But we also offer this training to the general public. This training includes but is not limited to the following public classes. Personal Safety Classes, Hand to Hand Skills, Defensive Knife Tactics, OC Pepper Spray, and Tactical Firearms Training.

(b) Describe *how* these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer a new product(s), state the present stage of development, including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Our services are performed at the Company's training facility located in Lenoir, NC, but we also provide onsite training at a client facility or nearby. Elite Safety Concepts' training facility provides a variety of tactical opportunities. The facility has a classroom as well as four shooting ranges with two fire shooting houses.

We do not require any raw materials, because training is our major service. We can tailor a training program for any industry and therefore are constantly developing new training programs. We currently have no major supply contacts.

(c) Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

We currently compete in two industries: Security Consulting and Violence Prevention (at a client facility) and Safety Training (at our facility)

Security consulting seeks to ensure the safety and security of an organization's physical and human assets that may be threatened by natural or human made disasters. Clients hire security consulting firms to assess a building's security needs. The firms may then protect the building against theft and vandalism by installing security cameras, hiring security guards, and providing employee background checks. Other security consultants study a building's design and recommend measures to protect it from damage from fires, tornadoes, floods, earthquakes, or acts of terrorism. Security consultants also recommend emergency evacuation procedures in the event that these disasters occur. Increasingly, clients are hiring security consulting firms to protect their confidential computer records against hackers and viruses. Most recently, government agencies have hired security consulting firms to advise them on how to protect national monuments and the national transportation, utility, and defense infrastructure—airports, bridges, nuclear reactor plants, water treatment plants, and military barracks—against terrorism.

Increased workplace violence and heightened homeland security concerns have created a demand for more qualified people with the right knowledge and experience. Knowledge comes from having the right training for the task and also from having the right background knowledge. Experience comes from continuous work within one profession over a long period of time. With value-added content delivered by more qualified people, the perception the value of security consulting is improving in the eyes of customers and the general public. With increased security concerns, the market grows and new areas are added. In addition, the value-added content of the services also permits higher operating margins.

Workplace violence has increased over the past two years (despite federal statistics to the contrary), a majority of senior executives responsible for human resources or security say in a recent survey. In addition, more than half of the executives (58 percent) report that disgruntled employees have threatened senior managers in the past 12 months. But despite the executives' view that workplace violence is a bigger problem today, only 15 percent of their companies have increased spending to combat the problem, a Prince & Associates survey found.

The respondents' companies had annual sales ranging from $20 million to $480 million, and 63 percent had 300 to 500 employees; the rest had 500 to 900 employees. New York-based Risk Control Strategies (RCS), a threat management firm specializing in workplace violence prevention, training and response, sponsored the survey.

Among the findings, 24 percent of those surveyed noted that senior managers had received in-person or e-mail threats, 17 percent said their employees had intentionally and maliciously downloaded computer viruses, and 10 percent said they were victims of product tampering.

Such mayhem can take a financial as well as a physical and an emotional toll. Costs related to business interruption, product tampering, security consulting, employee consulting, legal liability and brand erosion add up. According to the RCS survey, costs linked to workplace violence rose from $4.2 billion in 1992 to $36 billion in 1995. An estimated $121 billion was attributed to workplace violence in 2002, according to statistics RCS cited from Jane's Information Group.

We provide security consulting and workplace violence prevention services to address this problem. We go to our clients facilities and consult with them on various security techniques. Two of our major competitors in this market are: Pinkerton and the Crisis Prevention Institute. A brief description of each competitor follows.

Pinkerton (http://www.ci-pinkerton.com)

Pinkerton provides strategic assessment planning and consulting.

Pinkerton consultants conduct all assessments by working with a company's key leadership to compare a firm's current practices with the best practices in security management systems, human resources, physical security, workplace procedures and crisis management plans.

Pinkerton has long been regarded as one of the most competent and thorough security consulting firms in the world. They are a team of experienced professionals who have diverse security expertise in threat and vulnerability identification, facility assessment, multiple investigative services, computer and network vulnerability and penetration testing, and other security consulting specialties

No financial information is available to the public for Pinkerton, since it is a private company.

Crisis Prevention Institute, Inc. (http://www.crisisprevention.com)

For more than 25 years, CPI has provided services for crisis prevention and intervention training and resources supporting the work of helping professionals and those whom they serve. Since the company's inception, and now in its third decade, CPI remains on the forefront of critical issues and best practices in behavior management—based on its founding philosophy of providing care, welfare, safety and security for everyone involved in a crisis moment.

CPI was established in 1980 for human service professionals to address the need for training methods for managing disruptive and assault behavior in workplace settings.

Since 1980, more than 5 million human service professionals around the world have participated in CPI's training program to learn its proven strategies for safely resolving situations when confronted by anxious, hostile or violent behavior.

No financial information is available to the public for the Crisis Prevention Institute, Inc, since it is a private company.

The other market that we compete in is safety training (at our facility). Our major competitors in this market are Thunder Ranch, Black Water and Front Sight. Small private shooting ranges in the state of North Carolina also compete with us, to a lesser degree. A brief description of each competitor follows.

Thunder Ranch (http://www.thunderranchinc.com)

In 1993, Thunder Ranch, Inc. opened to provide innovative training, as well as numerous shooting range designs and functions of a type not seen before in one facility. Clint Smith, President of Thunder Ranch, is a contributor to American Handgunner, GUNS and SWAT magazines and has published articles in many other national and international publications.

Black Water (http://www.blackwaterusa.com)

Blackwater Security Consulting is a strategic division of Blackwater USA. Blackwater USA has historically provided a spectrum of support to military, government agencies, law enforcement and civilian entities in training, targets and range operations as a solution provider. Blackwater Security Consulting has its roots in the Special Operations community and continues to sustain the skills acquired over the years. These skills are effective tools that support both national and commercial objectives. Their staff has experience worldwide and is renowned for dealing with high-risk situations and complex operations. They provide the client with veteran military, intelligence and law enforcement professionals with demonstrated field operations performance tempered with mature experience in both foreign and domestic requirements. They employ highly motivated and professional operators, all drawn from various U.S. and international Special Operations Forces, Intelligence and Law Enforcement organizations. They focus on physical and personal security, personal security/risk and assessments, and training.

Front Sight (http://www.frontsight.com)

Front Sight has become the largest and most respected firearms training institute in the world. Front Sight teaches proven, real-world techniques, delivered in an efficient manner, by the industry's most select group of firearms trainers. Front Sight provides curriculum, facilities and instructors for all levels of students from beginner to master. Front Sight delivers firearms training to tens of thousands of students per year.

All three of the above-named competitors are private companies; therefore no financial or market strength disclosure is available.

Indicate whether competition is or is expected to be by price, service, or other basis. Indicate (by attached table if appropriate) the current or anticipated prices or price ranges for the Company's products or services, or the formula for determining prices, and how these prices compare with those of competitors' products or services, including a description of any variations in product or service features. Name the principal competitors that the Company has or expects to have in its area of competition. Indicate the relative size and financial and market strengths of the Company's competitors in the area of competition in which the Company is or will be operating. State why the Company believes it can effectively compete with these and other companies in its area of competition.

Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.

All competitors compete on both pricing and service. A list of our firearms training prices is attached as Exhibit 7. For all the other training services we provide, we submit a proposal to the client depending on the types of training and services they require. Although there are many small private shooting range facilities in our target market, none of the facilities offer the large array of training services we do. The small shooting range facilities will compete with us for police department business. Many police departments choose to work with our company because of our larger facilities and training courses. This securities offering will allow us to increase the size of our facilities/services, and thus, allow us to capture a larger share of our target market.

Our competitive advantage is that we can provide both security consulting at a client facility plus in-depth training at our own facility. We can arrange to go to a client's facility and train them then we can invite them to come to our facility to learn more about specific in-depth training techniques that maybe needed. Or we can invite groups to our training facility, then they can go back and refer us to their Company, which invites us to come in and give a security presentation. Our business model is scalable and customer oriented. We can tailor any package to any individual or group.

(d) Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Our target market is divided among Business-to-Business, Government and Business-to-Consumer segments. We have developed a 10 year track record of serving local police and state law enforcement, as well as hospitals and corporations. We will build from this platform to attract attention to our facility and training seminars. In addition to our already established platform, we will launch a marketing campaign to attract businesses and consumers located in the Southeastern United States. Marketing methods will include the following:

- Sending out announcements about our training and facilities to existing clients and new potential clients. We will target multiple departments in a number of neighboring States.
- Creating detailed brochures to be handed out at seminars and booths.
- Advertising in publications such as "Police Magazine", "Nurses Journal" and other similar periodicals.
- Advertising in newspapers located within 100 miles of the Company's physical location.
- Marketing our website through internet search engines and Google/Overture click ads.
- Hiring a marketing firm to help brand our identity and create a marketing campaign on a national scale with in the next 2 years.
- Giving presentations and volunteering as a guest speaker at industry or target market related functions and seminars.

(e) State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

As of ___/___/___ $ None
(a recent date)

As of ___/___/___ $ None
(one year earlier)

Explain the reason for significant variations between the two figures, if any. Indicate what types and amounts of orders are included in the backlog figures. State the size of typical orders. If the Company's sales are seasonal or cyclical, explain.

This question as written does not apply to our model of doing business. There are no firm orders per se in this industry. Our growth is a direct result of individual service for individual needs. Our sales are not seasonal or cyclical.

(f) State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

We currently have 50 contract trainers. All trainers serve in operations. We anticipate adding four employees within the next 12 months. We are not subject to any collective bargaining agreements. Our employees are not on strike, or have been in the past three years, or are threatening to strike. We currently pay our trainers on Form 1099. We offer no supplemental benefits or incentive arrangements.

(g) Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Elite Safety Concepts, training center is a facility that provides a variety of tactical opportunities to train law enforcement, security, and civilians wanting to learn how to protect themselves. Our facility is situated on 32 acres of mountain land. It has hilly, rolling, flat, wooded and clear areas. The location provides for privacy and security as well as a diversity of training environments.

The Company leases rather than own its property. In 2004, the Company began to lease its training facilities from Randy Martin. Payments due under the lease are $250.00 per month, renewable yearly. A copy of the lease agreement is attached as Exhibit 8. We plan to purchase approximately 100 acres of neighboring land to expand our facility. We plan to pay cash for that purchase. The land we plan to purchase is not owned by Mr. Martin or anyone under his control.

(h) Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Our operations are not dependent on, and are expected to be dependent upon, patents, copyrights, trade secrets, or other proprietary information. No money was expended for research and development during the last fiscal year, and no money is expected to be spent on research and development this year.

(i) If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicates the nature and extent of regulation and its effects or potential effects upon the Company.

The EPA has several regulations concerning lead at firing ranges. The manual explains how environmental laws are applicable to lead management and presents a number of successful best management practices available to the shooting range community. Attached is a portion of the EPA's Best Practices manual Exhibit 9 that explains in detail the laws concerning lead and firing ranges.

(j) State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

We have no subsidiaries of the Company.

(k) Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Elite Safety Concepts was incorporated in February 1995. Our first client was located in Hickory, NC. ESC certified the security officers that worked for that company. The certifications included the following: PR-24 Police Baton, Defensive Tactics and Handcuffing.

The client then decided to incorporate our training in all of its local plants. This training was competency based and court defensible. In the following years more and more clients began calling for training. As the years went by, there became a need for a firearms training range and training rooms.

The range began in 1996 as a place to certify citizens on carrying concealed classes but has been used by the NC State Bureau of Investigations, NC Highway Patrol, classified training for Special OPS, The US military and various law-enforcement agencies from all of the states surrounding North Carolina.

From 1996 to the present we have just been continuing to grow our client base and build out our facility. We had many law enforcement groups come to our facility to train in various techniques. We then began going on site to client's facilities to give presentations and seminars.

At present, Elite Safety Concepts has in operation 4 firearms ranges. Range #1 is a long gun range up to 125 yards. Range #2 is a 25 yard pistol and shotgun range. Range #3 is a tactical firearms range using buildings for entries and shooting through windows and doors at moving targets. This range also has a building for classrooms. Range #4 is called the Hole; in the Hole we have hallways for live fire and a large area that is used for live fire situations.

We have not had any acquisitions in the past five years. We do not have any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. We have not undergone any stock splits or stock dividends in anticipation of this offering. We did amend our Articles of Incorporation, on December 8, 2005, to increase our authorized capital to its current amount.

4. (a) If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Event of Milestone	Expected Manner of Occurrence or Method of Achievement	Date or Number of Months after Proceeds when should be Completed
1) Hire and train new personnel	Hire 4 new trainers.	3 months after funding
2) Finish the development of the classroom building to allow for more training classes.	Purchase furniture and hire contractor to complete	3 months after funding
3) Build model Tower/Residence building to be used for rappelling and fast roping training classes.	Hire contractor to build	5 months after funding
4) Build a model of a Motel/Mall to be used for tactical entry training classes.	Hire contractor to build	9 months after funding
5) Purchase and install real life simulator to be used for law-enforcement civilian training	Purchase units and install with contractor	9 months after funding
6) Build Lodging for guests and families to accommodate extended day classes	Hire contractor to build	Total lodging project will be built in phases starting in month 3. Full build-out to be completed by month 15.

(b) State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

These milestones are based on large capital expenditures and are therefore very contingent on the rate at which capital can be acquired for the Company. If we are not able to raise full stated proceeds in month one, then we won't be able to follow the milestone schedule. Additional delays may be caused by weather and the inability to rapidly hire out-side contractors.

As to liquidity, we can maintain operations at or near current levels (as we have been doing for ten years), without additional capital, but in order to expand along the lines set forth in our milestones, we will need additional capital. Delays in receiving capital will delay expansion, but not basic operations.

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

   Total $(3201)____________ ($0____________ per share)

6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

   The company had a net loss.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

   $(5,336)____________ ($0____________ per share)

   If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

   The net tangible book value per share is substantially less than these offerings because we are planning on adding value to the company with the assets we acquire.

   (b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

   On 12/16/05 the Company issued 9,999,000 shares of Common Stock to Randy Martin (President), A-Z Consulting, Inc. (Financial Advisor) and Strategic Business Plan Consulting, LLC (Business Consultant). The stock was not sold for cash.

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

   If the maximum is sold: 33 %
   If the minimum is sold: 0 %

   (b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

   If the maximum is sold:
   $15,000,000______ *

If the minimum is sold:
$10,000,000 *

* These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: None. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $0.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

	If Minimum Sold Amount %	If Maximum Sold Amount %
Total Proceeds	$0.00	$5,000,000
Less: Offering Expenses	0	0
Net Proceeds from Offering	$0.00	$5,000,000
Use of Net Proceeds		
Training Personnel Payroll Reserve		$200,000
Land acquisitions		$600,000
Town/Residence Training Facility		$250,000
Motel/Mall Training Facility		$300,000
Real Life Simulator Equipment and Facility		$200,000
Lodging Construction for Guests		$1,000,000
Commercial Kitchen		$500,000
Hospitality Facilities for Guests (Weight room, pools, etc.)		$800,000
Branding: Marketing Firm		$100,000
Company Vehicles		$50,000
Property Maintenance Reserve		$200,000
Marketing Budget		$800,000
Total Use of Net Proceeds		$5,000,000
	$0.00	$5,000,000
	100%	100%

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

The priorities are the same as shown in the milestone chart on pg. 16.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

No material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

No material part of the proceeds is to be used to discharge indebtedness.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

As disclosed in our "use of proceeds" section above, we plan to spend approximately $600,000 to purchase approximately 100 acres of neighboring land to expand our facilities.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

No amount of the proceeds is to be used to reimburse any officer, director, employee, or stockholder for services already rendered , assets previously transferred, or monies loaned or advanced or otherwise.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

We do not have or anticipate having within the next 12 months any cash flow or liquidity problems and we are not in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring us to make payments. No significant amount of our trade payables has been unpaid within the stated trade term. We are not subject to any unsatisfied judgments, liens or settlement obligations.

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

The proceeds from this offering will satisfy our cash requirements for the next 12 months. It will not be necessary to raise additional funds.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancing) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:

	Amount Outstanding As of: 12/31/04 (date)	As Adjusted Minimum	As Adjusted Maximum
Debt:			
Short-term debt (average interest rate __%)	$12,539	$12,539	$12,539
Long-term debt (average interest rate __%)	$0.00	$0.00	$0.00
Total debt	$12,539	$12,539	$12,539
Stockholders equity (deficit):			
Preferred stock — par or stated value (by class of preferred in order of preferences)			
________	$0	$0	$0
________	$	$	$
________	$	$	$
Common stock — par or stated value	$0	$0	$5,000,000
Additional paid in capital	$	$	$
Retained earnings (deficit)	$(5,336)	$(5,336)	$(5,336)
Total stockholders equity (deficit)	$(5,336)	$(5,336)	$4,994,664
$Total Capitalization	$(17,875)	$(17,875)	$4,982,125
________	$	$	$

Number of preferred shares authorized to be outstanding:

Number of Class of Preferred	Par Value Shares Authorized	Per Share
0		$
		$
		$

Number of common shares authorized shares. 500,000,000 Par or stated value per share, if any: $no par value

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: 0 shares.

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of: ____________________
[ ] Other: ____________________

15. These securities have:

Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights
[ ] [X] Preemptive rights to purchase in new issues of shares
[ ] [X] Preference as to dividends or interest
[ ] [X] Preference upon liquidation
[ ] [X] Other special rights or preferences (specify): ____________________

Explain:

16. Are the securities convertible? [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____ /____ /____
Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities:

These securities are not notes or any other types of debt securities.

(1) What is the interest rate?_______%
If interest rate is variable or multiple rates, describe: ____________________

(2). What is the maturity date?____ /____ /____
If serial maturity dates, describe: ____________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No
Describe: ____________________

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee ____________________

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices: ____________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe: ___________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $___________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $___________

How much indebtedness is junior (subordinated) to the securities? $ ___________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

No notes or other types of debt securities are being offered.

		Last Fiscal Year		
		Actual	Pro Forma Minimum	Pro Forma Maximum
"Earnings" / "Fixed Charges"	=	________	________	________
If no earnings show "Fixed Charges" only		________	________	________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. If securities are Preference or Preferred stock:

The securities are not Preference or Preferred stock.

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

There are no loans or financing arrangements to impose any dividend restrictions.

20. Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): $ 0

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: We are not using selling agents in this offering.

Name: ____________ Name: ____________
Address: ____________ Address: ____________
____________ ____________
Telephone No.: ( ) ____________ Telephone No.: ( ) ____________

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

We are not using selling agents or finders in this offering.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management.
Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

We are not using selling agents or finders in this offering.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Name:	Randy Martin	Name:	
Address:	2389 Mills Cove Pl. Lenoir, NC 28645	Address:	
Telephone No.:	(828) 758-8425	Telephone No.: ( )	

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

This offering is not limited to a special group, nor is it limited to a certain number of individuals, nor is it subject to any limitations or restrictions.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[X] No

26. (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

We are not using an escrow agent.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:

We are not using an escrow agent.

Will interest on proceeds during escrow period be paid to investors? [ ] Yes[ ] No

There will be no escrow period.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

All presently outstanding shares are restricted under Rule 144. The restrictions will terminate according to the provisions of Rule 144.

Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

We have not paid dividends, made distributions upon our stock or redeemed any securities within the last five years.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. Chief Executive Officer: Title: President

Name: Randy Martin Age: 49

Office Street Address: Telephone No.: (828) 758-8425
2389 Mills Cove Pl. Lenoir, NC 28645

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Martin has held the position of President at Elite Safety Concepts, Inc for the past ten years.

His responsibilities have included the following: To write, direct, coordinate and review the educational services provided by ESC; to instruct classes in all divisions; to coordinate assigned activities with other businesses and outside agencies; and to provide highly responsible administrative support to the Board of Directors. He also coordinates and participates in the development and administration of the training programs provided by ESC.

He is also responsible to direct, oversee and participate in the development of new training programs; assign work activities, projects and programs; monitor workflow; review attendance records; review and evaluate work products, methods and procedures. Further as President he will also recruit, train, motivate and evaluate instructional personnel; provide or coordinate staff training; work with officers to correct deficiencies; implement discipline and termination procedures. Recruit and hire new instructors. Develop, review and revise program publications, publicity and other activities.

From 1995 to the present, Mr. Martin's full time employment has been as President of Elite Safety Concepts, Inc. From 1977-1994 Mr. Martin was a full time police officer in West Virginia and North Carolina. He also served as a part time police trainer for Caldwell County. He also currently serves as a part time trainer for the Caldwell County Sheriff's Department.

Mr. Martin has an extensive background in training. During his career, he has served as a tactical team member and is a defensive tactics advisor to several state agencies. Mr. Martin has certifications in numerous areas of the criminal justice system and has also instructed medical facilities, private security, corporations, colleges and law-enforcement agencies throughout the United States. He is also a certified international instructor trainer in Police Batons, Defensive Tactics, Handcuffing, Firearms and Aggressive Behavior Management. He is considered one of the leading authorities on Aggressive Behavior Management in both the law-enforcement and healthcare professions, and is a published author in the field.

Education (degrees, schools, and dates):

Caldwell Community College Hudson, NC	1983-1985	Business
Law-Enforcement Training	1977-present	Certified Training Hours 6,575

Also a Director of the Company [X] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time: Full Time

30. Chief Operating Officer: Title: ______

Name: ______ Age: ______

Office Street Address: Telephone No.: ( ) ______

______

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer: Title: ____________________
Name: ________Randy Martin________________ Age: ______________ Office Street Address: Telephone No.: ( ) __________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

See Item 29 above

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

32. Other Key Personnel:

(A) Name: ____________________ Age: __________

Title: ____________________

Office Street Address: Telephone No.: ( ) __________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

(B) Name: ____________________ Age: __________

Title: ____________________

Office Street Address: Telephone No.: ( ) __________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

Also a Director of the Company [ ] Yes [ ] No

Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

33. Number of Directors: 1_________ If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Directors are elected annually. Mr. Martin is the sole director.

34. Information concerning outside or other Directors (i.e. those not described above):

(A) Name: ______________________________ Age: __________

Title: ______________________________

Office Street Address: Telephone No.: ( ) __________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(B) Name: ______________________________ Age: __________

Title: ______________________________

Office Street Address: Telephone No.: ( ) __________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

(C) Name: ______________________________ Age: __________

Title: ______________________________

Office Street Address: Telephone No.: ( ) __________

____

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Education (degrees, schools, and dates):

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?
[ ] Yes [X] No Explain:

Before starting Elite Safety Concepts, Inc Randy Martin worked as a training Sergeant for the Lenoir Police Department.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

None of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

The company has conducted operations and is not in the development stage.

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

All of the Company's key personnel are employees of the Company.

(d) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

The Company has no key man life insurance policies on any of its Officers, Directors or key personnel.

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

No petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such person was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years.

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Class of Shares	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Name: Randy Martin	.001	8,751,000	87%	8,751,000	58%

Office Street Address:
2389 Mills Cove Pl.
Lenoir, NC 28645

Telephone No. (828) 758 -8425

Principal occupation: President

37. Number of shares beneficially owned by Officers and Directors as a group:
8,751,000

Before offering: 8,750,000 shares (87 % of total outstanding)
After offering: a) Assuming minimum securities sold: 8,750,000 shares (87% of total outstanding)

b) Assuming maximum securities sold: 8,750,000 shares (58% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

None of the Officers, Directors, key personnel or principal stockholders is related by blood or marriage.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

The Company has not made loans or is doing business with any of its Officers, Directors, key personnel, or 10% stockholders or any of their relatives within the last two years, or proposes to do so within the future.

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

None of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

	Cash	Other
Chief Executive Officer	$0.00	$0.00
Chief Operating Officer		
Chief Accounting Officer		
Key Personnel:		
Others:		
Total:	$0	$0
Directors as a group (number of persons __)	$0	$0

(b) If remuneration is expected to change or has been unpaid in prior years, explain:

The company plans to pay Randy Martin a salary of $80,000. No remuneration has been unpaid in prior years.

(c) If any employment agreements exist or are contemplated, describe:

No employment agreements exist or are contemplated.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: ___0 shares (_0______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: __0____ shares.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

No shareholder approval required.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Our key person owns a majority of the Company and is the sole director & President. It is in his best interest to stay with the Company.

Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

No past, pending or threatened litigation or administrative action which has had or my have a material effect upon the Company's business, financial condition, or operations.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

We do not anticipate any significant tax benefits will be available to investors in this offering.

Name of Tax Advisor: ______________________________
Address: ______________________________
Telephone No. ( )___-__________

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

There are no other material factors, either adverse or favorable, that will or could affect the Company or its business or which are necessary to make any other information in this Disclosure Document not misleading or incomplete.

FINANCIAL STATEMENTS

46. Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

ELITE SAFETY CONCEPTS, INC.

December 31, 2004

Traci J. Anderson, CPA
Certified Public Accountant

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Elite Safety Concepts, Inc.

We have audited the accompanying balance sheets of Elite Safety Concepts, Inc. as of December 31, 2004, and the related statements of income, stockholders' equity and comprehensive income, and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Elite Safety Concepts, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the years ended December 31, 2004 and 2003 in conformity with accounting principles generally accepted in the United States of America.

Traci J. Anderson, CPA

Huntersville, NC
November 28, 2005

ELITE SAFETY CONCEPTS, INC.

BALANCE SHEET

AS OF DECEMBER 31, 2004

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	7,203
TOTAL CURRENT ASSETS		7,203
TOTAL ASSETS	$	7,203

LIABILITIES AND STOCKHOLDER'S DEFICIT

CURRENT LIABILITIES		
Notes Payable	$	12,539
		12,539
STOCKHOLDERS' DEFICIT		
Common stock (no par value, 1,000 shares authorized; 1,000 shares issued and outstanding at December 31, 2004)		-
Additional Paid in Capital		-
Retained Deficit		(5,336)
TOTAL STOCKHOLDER'S DEFECIT		(5,336)
TOTAL LIABILITIES AND STOCKHOLDER'S DEFECIT	$	7,203

ELITE SAFETY CONCEPTS, INC.
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
REVENUES:		
Service Revenue	$ 35,246	$ 16,201
TOTAL REVENUE	$ 35,246	$ 16,201
EXPENSES:		
Operating Expenses		
Selling, general, and administrative	$ 37,937	$ 15,318
TOTAL EXPENSES	37,937	15,318
OPERATING INCOME (LOSS)	(2,691)	883
Interest Expense	510	-
	510	-
NET INCOME (LOSS)	$ (3,201)	$ 883
Net income (loss) per share-basic and fully diluted	$ -	$ -
Weighted average shares outstanding	0	0

ELITE SAFETY CONCEPTS, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (3,201)	$ 883
Adjustments to reconcile net (loss) to net cash used in operations:		
Non-cash items		
Accounts Payable	-	(630)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(3,201)	253
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of common stock		
Incurrence of Notes Payable	10,000	-
Contributions of capital	(100)	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	9,900	-
NET INCREASE IN CASH AND CASH EQUIVALENTS	6,699	253
CASH AND CASH EQUIVALENTS:		
BEGINNING OF THE YEAR	504	251
END OF THE YEAR	$ 7,203	$ 504

ELITE SAFETY CONCEPTS, INC.
STATEMENT OF STOCKHOLDER'S DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Common Shares	Common Stock $	Additional Paid-in Capital	Retained Deficit
Balances, January 1, 2003	1,000	$ -	$ -	$ (3,018)
Contribution of Capital by Owner	-	-	100	-
Net Income for the year	-	-	-	883
Balances, December 31, 2003	1,000	$ -	$ 100	$ (2,135)
Distribution of Capital to Owner	-	-	(100)	-
Net income for the year	-	-	-	(3,201)
Balances, December 31, 2004	1,000	$ -	$ -	$ (5,336)

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity—Elite Safety Concepts, Inc. was incorporated in the state of North Carolina on February 2, 1995. The Company provides specialized training for the public and private sectors. The specialized training ranges from violence in the workplace and crime prevention to self-defense, policy writing and investigations.

Cash and Cash Equivalents—For purposes of the Statement of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Management's Use of Estimates—The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition—The Company's revenue is recognized when services are rendered.

Comprehensive Income (Loss)—The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 130, *"Reporting Comprehensive Income"*, which establishes standards for the reporting and display of comprehensive income and its components in the consolidated financial statements. There were no items of comprehensive income (loss) applicable to the Company during the periods covered in the consolidated financial statements.

Advertising Costs—advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs. Advertising expense totaled $836 and $0 for the years ended December 31, 2004 and 2003, respectively.

Net Loss per Common Share—Statement of Financial Accounting Standard (SFAS) No. 128 requires dual presentation of basic and diluted earnings per share (EPS) with a reconciliation of the numerator and denominator of the EPS computations. Basic earnings per share amounts are based on the weighted average shares of common stock outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the period presented. There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share.

Fair Value of Financial Instruments—The carrying amounts reported in the consolidated balance sheet for cash, accounts receivable and payable approximate fair value based on the short-term maturity of these instruments.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Impairment of Long-Lived Assets—The Company evaluated the recoverability of its property and equipment, and other assets in accordance with Statements of Financial Accounting Standards (SFAS) No. 121, *"Accounting for the Impairment of Long-Lived Assets to be Disposed of"* which requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the estimated future undiscounted cash flows attributable to such assets or the business to which such intangible assets relate.

Recent Accounting Pronouncements—In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 143, *"Accounting for Asset Retirement Obligations"* which addresses the accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value cannot be made. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not expect SFAS No. 143 to have a material effect on its consolidated financial condition or consolidated cash flows.

In August 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 144, *"Accounting for the Impairment or Disposal of Long-Lived Assets"*. SFAS No. 144 generally establishes a standard framework to measure the impairment of long-lived assets and expands the Accounting Principles Board ("APB") 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" to include a component of the entity (rather than a segment of the business). SFAS No.144 is effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company does not expect SFAS No. 144 to have a material effect on its consolidated financial condition and consolidated cash flows.

In April of 2002, Statement of Financial Accounting Standards (SFAS) No. 145 was issued which rescinded SFAS Statements 4, 44, and 64, amended No. 13 and contained technical corrections. As a result of SFAS No. 145, gains and losses from extinguishments of debt will be classified as extraordinary items only if they meet the criteria in APB Opinion No. 30, that they are unusual and infrequent and not part of an entity's recurring operations. The Company does
not expect SFAS No. 145 to have a material effect on its financial condition or cash flows. The Company will adopt SFAS on January 1, 2004.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Recent Accounting Pronouncements (cont'd)
In July of 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 146, which addresses significant issues regarding the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including restructuring activities that are currently accounted for pursuant to the guidance that the Emerging Issues Task Force (EITF) has set forth in EITF Issue No. 94-3, *"Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)"*.
SFAS No. 146 revises the accounting for certain lease termination costs and employee termination benefits, which are generally recognized in connection with restructuring charges. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect SFAS No. 146 to have an impact its financial statements once adopted on January 1, 2004.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 (FIN 45), *"Guarantor's Accounting and Disclosure Requirements for Guarantee, Including Indirect Guarantees or Indebtedness of Others"*, which addresses the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees. FIN 45 also requires the recognition of a liability by a guarantor at the inception of certain guarantees that are entered into or modified after December 31, 2002.

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 148, *"Accounting for Stock-Based Compensation Transition and Disclosure"*—an amendment to SFAS No. 123 (SFAS No. 148), which provides alternative methods of transition for companies voluntarily planning on implementing the fair value recognition provisions of SFAS No. 123. SFAS No. 148 also revises the disclosure provisions of SFAS No. 123 to require more prominent disclosure of the method of accounting for stock-based compensation, and requiring disclosure of pro forma net income and earnings per share as if the fair value recognition provisions of SFAS No. 123 had been applied from the original effective date of SFAS No. 123. The Company adopted the disclosures provisions of SFAS No. 148 for the quarters ending after December 15, 2002.

In January 2003, the EITF released Issue No. 00-21, (EITF 00-21), *"Revenue Arrangements with Multiple Deliveries"*, which addressed certain aspects of the accounting by a vendor for arrangement under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard will not have an impact on the Company's financial statements.

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

Recent Accounting Pronouncements (cont'd)

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 149, *"Amendment of Statement 133 on Derivative Instruments and Hedging Activities."* SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company does not believe that there will be any impact on its financial statements.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 150, *"Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity."* SFAS No. 150 establishes standards for how companies classify and measure certain financial with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some characteristics). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The standard will not impact the Company's financial statements.

NOTE B—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental disclosures of cash flow information for the years ended December 31, 2004 and 2003 are summarized as follows:

Cash paid during the years for interest and income taxes:

	2004	2003
Income Taxes	$ 0	$ 0
Interest	$ 510	$ 0

NOTE C—INCOME TAXES

The Company was organized as an S-corporation, and all income is passed through to the owner of the corporation on a K-1. Therefore, the Company does not pay corporate income taxes.

NOTE D—SEGMENT REPORTING

In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, *"Disclosures about Segments of an Enterprise and Related Information."* This statement requires companies to report information about operating segments in interim and annual consolidated financial statements. It also requires segment disclosures about products and services, geographic areas and major customers. The Company determined that it did not have any separately reportable operating segments as of December 31, 2004 and 2003.

NOTE E—EQUITY

During 2004 and 2003, the Company did not issue any common shares.

NOTE F—COMMITMENTS/RELATED PARTY TRANSACTION

In 2004, the Company began to lease its training facilities from the sole stockholder. Payments due under the lease are $250 per month.

Rent expense was $3,000 and $0 in 2004 and 2003, respectively.

Future minimum rental payments as of December 31, 2004 in the aggregate and for each of the two succeeding years are as follows:

Year		Amount
2005		$3,000
2006		3,000
	Total	$6,000

NOTE G—NOTES PAYABLE

Notes payable at December 31, 2004 consist of the following:

Unsecured loan from a related party. Bearing 6% interest. Monthly payments in the amount of $300.00 (principal and interest)	$10,000
Unsecured loan from a related party. Bearing 0% interest.	2,539

Total Current Portion	$12,539

* On the 0% interest bearing note, the Company imputed interest on the notes using a rate of 10%. The effects of these notes are included in the financial statements therein.

NOTE H- SUBSEQUENT EVENT

Subsequent to year end, the Company entered into an agreement for financial advisory services. The Company issued 999,999 shares of Common Stock and paid $15,000 in exchange for such services.

Subsequent to year end, the Company entered into an agreement for professional services in exchange for the issuance of 250,000 shares of Common Stock.

Unaudited Interim Financials

Elite Safety Concepts, Inc.

BALANCE SHEET

AS OF SEPTEMBER 30, 2005

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$ 2,511	
TOTAL CURRENT ASSETS	2,511	
TOTAL ASSETS	$ 2,511	
LIABILITIES AND STOCKHOLDER'S DEFICIT		
CURRENT LIABILITIES		
Notes Payable	$ 10,289	
	10,289	
STOCKHOLDER'S DEFICIT		
Common stock (no par value, 500,000,000 shares authorized; 1,000 shares issued and outstanding at September 30, 2005)		-
Additional Paid in Capital		-
Retained Deficit	(7,778)	
TOTAL STOCKHOLDER'S DEFICIT	(7,778)	
TOTAL LIABILITIES AND STOCKHOLDER'S DEFICIT	$ 2,511	

Elite Safety Concepts, Inc.
STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
REVENUES:		
Service Revenue	$ 29,657	$ 12,151
TOTAL REVENUE	$ 29,657	$ 12,151
EXPENSES:		
Operating Expenses		
Selling, general, and administrative	$ 31,649	$ 11,489
TOTAL EXPENSES	31,649	11,489
OPERATING INCOME (LOSS)	(1,992)	662
Interest Expense	450	-
	450	-
NET INCOME (LOSS)	$ (2,442)	$ 662
Net (loss) per share- basic and fully diluted	$ -	$ -
Weighted average shares outstanding	-	-

Elite Safety Concepts, Inc.

STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	$ (3,201)	$ 883
Adjustments to reconcile net (loss) to net cash used in operations:		
Non-cash items		
Accounts Payable	-	(630)
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(3,201)	253
CASH FLOWS FROM FINANCING ACTIVITIES:		
Issuance of common stock		
Notes Payable	10,000	-
Contributions of capital	(100)	-
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	9,900	-
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,699	253
CASH AND CASH EQUIVALENTS:		
BEGINNING OF THE YEAR	504	251
END OF THE YEAR	$ 7,203	$ 504

Elite Safety Concepts, Inc.
Consoldiated Statement of Stockholders' Equity
For the years ended December 31, 2004 and 2003

	Common Shares (000's)	Common Stock $	Additional Paid-in Capital	Retained Deficit
Balances, January 1, 2003	-	$ -	$ -	$ (3,018)
Contribution of Capital by Owner	-	-	100	-
Issuance of shares	-	-	-	-
Net Income (loss) for the year	-	-	-	883
Balances, December 31, 2003	-	$ -	$ 100	$ (2,135)
Distribution of Capital to Owner	-	-	(100)	-
Issuance of shares	-	-	-	-
Net income (loss) for the year	-	-	-	(3,201)
Balances, December 31, 2004	-	$ -	$ -	$ (5,336)

NOTES TO CONDENSED FINANCIAL STATEMENTS
OF
ELITE SAFETY CONCEPTS, INC.
SEPTEMBER 30, 2005 (UNAUDITED)

NOTE 1 - BASIS OF PRESENTATION

The accompanying unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the unaudited condensed financial statements contain all adjustments consisting only of normal recurring accruals considered necessary to present fairly the Company's financial position at September 30, 2005 and the results of operations for the period ended September 30, 2005.

Management's Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments – The carrying amounts of financial instruments including other current assets, accounts payable and other current liabilities approximated fair value because of the immediate short-term maturity of these instruments.

Income Taxes – Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and tax reporting and net operating loss-carry forwards. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The income tax benefit consists of taxes currently refundable due to net operating loss carry back provisions less the effects of accelerated depreciation for the federal government. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or the entire deferred tax asset will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Earnings (Loss) Per Share - The Company reports earnings (loss) per share in accordance with Statement of Financial Accounting Standard (SFAS) No.128. This statement requires dual presentation of basic and diluted earnings (loss) with a reconciliation of the numerator and denominator of the loss per share computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share assume the conversion, exercise or issuance of all common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the periods presented. There were no adjustments required to net income for the period presented in the computation of diluted earnings per share. There were no common stock equivalents (CSE) necessary for the computation of diluted loss per share.

Advertising Costs - Advertising costs are expensed as incurred. The Company does not incur any direct-response advertising costs.

Revenue Recognition - Revenue is recognized when services are earned and measurable based upon performance.

Comprehensive Income (Loss) - The Company adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 130, *"Reporting Comprehensive Income"*, which establishes standards for the reporting and display of comprehensive income and its components in the financial statements. There were no items of comprehensive income (loss) applicable to the Company during the year covered in the financial statements.

Long-Lived Assets - In accordance with Financial Accounting Standards Board Statement of Financial Accounting Standard No.121 *"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of"*, the carrying value of long-lived assets is reviewed by management on a regular basis for the existence of facts or circumstances, both internally and externally, that may suggest impairment. To date, no such impairment has been indicated. Should there be impairment in the future; the Company will recognize the amount of the impairment based on discounted expected future cash flows from the impaired assets.

Cash and Cash Equivalents - For purposes of the Statements of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Recent Accounting Pronouncements - In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities". FIN No. 46 requires the consolidation of entities that cannot finance their activities without the support of other parties and that lack certain characteristics of a controlling interest, such as the ability to make decisions about the entity's activities via voting rights or similar rights. The entity that consolidates the variable interest entity is the primary beneficiary of the entity's activities. FIN No. 46 applies immediately to variable interest entities created after January 31, 2003, and must be applied in the first period beginning after June 15, 2003 for entities in which an enterprise holds a variable interest entity that it acquired before February 1, 2003. The adoption of this standard did not have an impact on the Company's financial statements.

In January 2003, the EITF released Issue No. 00-21, ("EITF 00-21"), "Revenue Arrangements with Multiple Deliveries", which addressed certain aspects of the accounting by a vendor for arrangement under which it will perform multiple revenue-generating activities. Specifically, EITF 00-21 addresses whether an arrangement contains more than one unit of accounting and the measurement and allocation to the separate units of accounting in the arrangement. EITF 00-21 is effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The adoption of this standard did not have an impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of this standard did not have an impact on the Company's financial statements.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how companies classify and measure certain financial instruments with characteristics of both liabilities and equity. It requires companies to classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The standard did not impact the Company's financial statements.

In December 2004, the FASB issued SFAS No. 123(R), "Accounting for Stock-Based Compensation". SFAS No. 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SGAS 123(R) requires that the fair value of such equity instruments be recognized as expense in the historical financial statements as services are performed. Prior to SFAS 123(R), only certain pro-forma disclosures of fair value were required. SFAS 123(R) shall be effective for the Company as of the beginning of the first interim or annual reporting period that begins after December 15, 2005. The adoption of this new accounting pronouncement is expected to have a material impact on the financial statements of the Company commencing with the third quarter of the year ending September 30, 2006. Small business issuers need not comply with the new standard until fiscal periods beginning after December 15, 2005. The Company already records the expense of employee stock options for annual and quarterly periods on fair value calculation according to SFAS No.123.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" (SFAS 151). This Statement amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). SFAS 151 requires that those items be recognized as current-period charges. In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred in fiscal years beginning after June 15, 2005.

In December 2003, the issued Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition," rescinded the accounting guidance contained in SAB No. 101, "Revenue Recognition in Financial Statements," and incorporated the body of previously issued guidance related to multiple-element revenue arrangements. The Company's adoption of SAB No. 104 did not have any impact on its financial statements.

In March 2004, the FASB ratified EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments" ("EITF 03-1"), but delayed the recognition and measurement provisions of EITF 03-1 in September 2004. For reporting periods beginning after June 14, 2004, only the disclosure requirements for available-for-sale securities and cost method investments are required. The Company's adoption of the requirements did not have a significant impact on the Company's disclosures.

In July 2004, the FASB issued EITF Issue No. 02-14, "Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock" ("EITF 02-14"). EITF 02-14 requires application of the equity method of accounting when an investor is able to exert significant influence over operating and financial policies of an investee through ownership of common stock or in-substance common stock. EITF 02-14 is effective for reporting periods beginning after September 15, 2004. The adoption of EITF 02-14 will not have a significant impact on the Company's financial statements.

47. If the Company's financial statements show losses from operations, explain the causes underlying these losses and what steps the Company has taken or is taking to address these causes.

Our financial statements showed a loss in net income. This loss was due to building improvements and expenses we incurred while improving our training facility and our firing ranges. One of the steps we are taking to address this cause is raising money through this offering. We have developed a full milestone chart for our growth strategy using the proceeds we receive from this offering. If we do not raise the maximum funds then we will use the funds we are able to raise to maximize our growth plan.

48. Describe any trends in the Company's historical operating results. Indicate any changes now occurring in the underlying economics of the industry or the Company's business which, in the opinion of Management, will have a significant impact (either favorable or adverse) upon the Company's results of operations within the next 12 months, and give a rough estimate of the probable extent of the impact, if possible.

Our financial statements showed a net profit in 2003 and a net loss in 2004. This is due to our business growing and expanding. We have had significant revenues due to the popularity and interest in the industry. We expect to have significant changes in the next 12 months. We are raising proceeds through this offering that will allow us to grow and improve our facility. It will also allow us to increase our marketing approaches and target new markets. Since this industry is new and evolving there are always new market segment for us to approach. Since our business model is very scalable we can adapt with any of the new trends in the industry in the next 12 months.

49. If the Company sells a product or products and has had significant sales during its last fiscal year, state the existing gross margin (net sales less cost of such sales as presented in accordance with generally accepted accounting principles) as a percentage of sales for the last fiscal year: _____%. What is the anticipated gross margin for next year of operations? Approximately _____%. If this is expected to change, explain. Also, if reasonably current gross margin figures are available for the industry, indicate these figures and the source or sources from which they are obtained.

Our business is services. We do not require any raw materials.

50. Foreign sales as a percent of total sales for last fiscal year: __0___%. Domestic government sales as a percent of total domestic sales for last fiscal year: __0___%. Explain the nature of these sales, including any anticipated changes:

No change is anticipated.

PART III — EXHIBITS

Item 1. Index to Exhibits

(a) An index to the exhibits filed should be presented immediately following the cover page to Part III.

(b) Each exhibit should be listed in the exhibit index according to the number assigned to it under Item 2 below.

(c) The index to exhibits should identify the location of the exhibit under the sequential page numbering system for this Form 1-A.

(d) Where exhibits are incorporated by reference, the reference shall be made in the index of exhibits.

Instructions:

1. Any document or part thereof filed with the Commission pursuant to any Act administered by the Commission may, subject to the limitations of Rule 24 of the Commission's Rules of Practice, be incorporated by reference as an exhibit to any offering statement.

2. If any modification has occurred in the text of any document incorporated by reference since the filing thereof, the issuer shall file with the reference a statement containing the text of such modification and the date thereof.

3. Procedurally, the techniques specified in Rule 411(d) of Regulation C shall be followed.

Item 2. Description of Exhibits

As appropriate, the following documents should be filed as exhibits to the offering statement.

(1) *Underwriting Agreement*—Each underwriting contract or agreement with a principal underwriter or letter pursuant to which the securities are to be distributed; where the terms have yet to be finalized, proposed formats may be provided.

(2) *Charter and by-laws*—The charter and by-laws of the issuer or instruments corresponding thereto as presently in effect and any amendments thereto.

(3) *Instruments defining the rights of security holders*—

(a) All instruments defining the rights of any holder of the issuer's securities, including but not limited to (i) holders of equity or debt securities being issued; (ii) holders of long-term debt of the issuer, and of all subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

(b) The following instruments need not be filed if the issuer agrees to provide them to the Commission upon request: (i) instruments defining the rights of holders of long-term debt of the issuer and all of its subsidiaries for which consolidated financial statements are required to be filed if such debt is not being issued pursuant to this Regulation A offering and the total amount of such authorized issuance does not exceed 5% of the total assets of the issuer and its subsidiaries on a consolidated basis; (ii) any instrument with respect to a class of securities which is to be retired or redeemed prior to the issuance or upon delivery of the securities being issued pursuant to this Regulation A offering and appropriate steps have been taken to assure such retirement or redemption; and (iii) copies of instruments evidencing scrip certificates or fractions of shares.

(4) *Subscription agreement*—The form of any subscription agreement to be used in connection with the purchase of securities in this offering.

(5) *Voting trust agreement*—Any voting trust agreements and amendments thereto.

(6) *Material contracts*

(a) Every contract not made in the ordinary course of business which is material to the issuer and is to be performed in whole or in part at or after the filing of the offering statement or was entered into not more than 2 years before such filing. Only contracts need be filed as to which the issuer or subsidiary of the issuer is a party or has succeeded to a party by assumption or assignment or in which the issuer or such subsidiary has a beneficial interest.

(b) If the contract is such as ordinarily accompanies the kind of business conducted by the issuer and its subsidiaries, it is made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it should be filed except where immaterial in amount or significance: (i) any contract to which directors, officers, promoters, voting trustees, security holders named in the offering statement, or underwriters are parties except where the contract merely involves the purchase or sale of current assets having a determinable market price, at such market price; (ii) any contract upon which the issuer's business is substantially dependent, as in the case of continuing contracts to sell the major part of the issuer's products or services or to purchase the major part of the issuer's requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which the issuer's business depends to a material extent; (iii) any contract calling for the acquisition or sale of any property, plant or equipment for a consideration exceeding 15% of such fixed assets of the issuer on a consolidated basis; or (iv) any material lease under which a part of the property described in the offering statement is held by the issuer.

(c) Any management contract or any compensatory plan, contract or arrangement including but not limited to plans relating to options, warrants or rights, pension, retirement or deferred compensation or bonus, incentive or profit sharing (or if not set forth in any formal document, a written description thereof) shall be deemed material and shall be filed except for the following: (i) ordinary purchase and sales agency agreements; (ii) agreements with managers of stores in a chain organization or similar organization; (iii) contracts providing for labor or salesmen's bonuses or payments to a class of security holders, as such; (iv) any compensatory plan, contract or arrangement which pursuant to its terms is available to employees generally and which in operation provides for the same method of allocation of benefits between management and non-management participants.

(7) *Material foreign patents* — Each material foreign patent for an invention not covered by a United States patent. If a substantial part of the securities to be offered or if the proceeds there from have been or are to be used for the particular purposes of acquiring, developing or exploiting one or more material foreign patents or patent rights, furnish a list showing the number and a brief identification of each such patent or patent right.

(8) *Plan of acquisition, reorganization, arrangement, liquidation, or succession* — Any material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement and any amendments thereto described in the offering statement. Schedules (or similar attachments) to these exhibits shall not be filed unless such schedules contain information which is material to an investment decision and which is not otherwise disclosed in the agreement or the offering statement. The plan filed shall contain a list briefly identifying the contents of all omitted schedules, together with an agreement to furnish supplementally a copy of any omitted schedule to the Commission upon request.

(9) *Escrow agreements* — Any escrow agreement or similar arrangement which has been executed in connection with the Regulation A offering.

(10) *Consents* —

(a) Experts: The written consent of (i) any accountant, engineer, geologist, appraiser or any person whose profession gives authority to a statement made by them and who is named in the offering statement as having prepared or certified any part of the document or is named as having prepared or certified a report or evaluation whether or not for use in connection with the offering statement; (ii) the expert that authored any portion of a report quoted or summarized as such in the offering statement, expressly stating their consent to the use of such quotation or summary; (iii) any persons who are referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as experts.

(b) Underwriters: A written consent and certification in the form which follows signed by each underwriter of the securities proposed to be offered. All underwriters may, with appropriate modifications, sign the same consent and certification or separate consents and certifications may be signed by any underwriter or group of underwriters.

Consent and Certification by Underwriter

1. The undersigned hereby consents to being named as underwriter in an offering statement filed with the Securities and Exchange Commission by [insert name of issuer] pursuant to Regulation A in connection with a proposed offering of [insert title of securities] to the public.

2. The undersigned hereby certifies that it furnished the statements and information set forth in the offering statement with respect to the undersigned, its directors and officers or partners, that such statements and information are accurate, complete and fully responsive to the requirements of Parts I, II and III of the Offering Statement thereto, and do not omit any information required to be stated therein with respect of any such persons, or necessary to make the statements and information therein with respect to any of them not misleading.

3. If Preliminary Offering Circulars are distributed, the undersigned hereby undertakes to keep an accurate and complete record of the name and address of each person furnished a Preliminary Offering Circular and, if such Preliminary Offering Circular is inaccurate or inadequate in any material respect, to furnish a revised

Preliminary Offering Circular or a Final Offering Circular to all persons to whom the securities are to be sold at least 48 hours prior to the mailing of any confirmation of sale to such persons, or to send such a circular to such persons under circumstances that it would normally be received by them 48 hours prior to their receipt of confirmation of the sale.

____
(Underwriter)

By ____

Date __/__/__

(d) All written consents shall be dated and manually signed.

(11) *Opinion re legality* — An opinion of counsel as to the legality of the securities covered by the Offering Statement, indicating whether they will when sold, be legally issued, fully paid and non-assessable, and if debt securities, whether they will be binding obligations of the issuer.

(12) *Sales Material* — Any material required to be filed by virtue of Rule 256.

(13) *"Test the Water" Material* — Any written document or broadcast script used under the authorization of Rule 254.

(14) *Appointment of Agent for Service of Process* — A Canadian issuer shall provide Form F-X.

(15) *Additional exhibits* — Any additional exhibits which the issuer may wish to file, which shall be so marked as to indicate clearly the subject matters to which they refer.

Exhibits Index

Exhibit Number	Exhibit Description
1	Articles of Incorporation (Charter) & Bylaws
2	Form of Stock Certificate
3	Legal Opinion
4	Financial Advisory Agreement with A-Z Consulting, Inc.
5	Consent of Bruce Pritchett L.C.
6	Consent of Traci J. Anderson, CPA
7	Elite Safety Concepts, Inc Pricing List
8	EPA Best Practices Model Excerpt
9	Consulting Agreement with Strategic Business Plan Consulting, LLC
10	Addendum to Financial Advisory Agreement with A-Z Consulting, Inc.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Lenoir, State of NC, on 02-10, 2006.

(Issuer) ______________________

By (Signature and Title) Randy W. Mast President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

(Signature) Randy W. Mast
(Title) President
(Selling security holder) ______________________
(Date) 02-10-06

EXHIBIT 6

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We hereby consent to the incorporation of our report dated November 28, 2005 relating to the financial statements of Elite Safety Concepts, Inc. in the Regulation A Offering Statement Under the Securities Act of 1933 on Form 1-A/A dated February 10, 2006, and Prospectus, and to the reference to our firm as 'Experts in Accounting'.

Traci J. Anderson
Huntersville, North Carolina
February 10, 2006

Bruce M. Pritchett, L.C.
Attorney at Law
8 East Broadway, Suite 600A
Salt Lake City, Utah 84111
(801) 363-1288

February 10, 2006

Elite Safety Concepts, Inc.
2389 Mills Cove Place
Lenoir, North Carolina 28645

Re: Offering by Elite Safety Concepts, Inc., a North Carolina corporation, of 5,000,000 common shares

Dear Sir or Madam:

You have requested my opinion for Elite Safety Concepts, Inc., a North Carolina corporation ("Company") in conjunction with its aggregate offering of 5,000,000 common shares ("Shares") in the Company pursuant to the Form 1-A filed on or about December 15, 2005 ("Offering Statement").

In rendering the opinions hereinafter expressed, I have examined the Offering Statement, the Company's Articles of Incorporation and Bylaws, each as amended to date, and such other documents, records, certificates, memoranda and other instruments as I have deemed necessary as a basis for this opinion. I have also obtained from officers and agents of the Company and from public officials, and have relied upon, such certificates, representations and assurances as I have deemed necessary and appropriate for purposes of this opinion.

Without limiting the generality of the foregoing, in my examination, I have assumed without independent verification all documents submitted to me as originals are authentic, the signatures on all documents that I examined are genuine, and all documents submitted to me as certified, conformed, photostatic or facsimile copies conform to the original document, and all corporate records made available to me by the Company and all public records reviewed are accurate and complete.

The opinions set forth herein are expressly limited to the effect of the general corporate laws of the State of North Carolina as in effect as of the date hereof, including the North Carolina Constitution, all applicable statutory provisions, and reported judicial decisions interpreting those laws, and I do not purport to be expert on, or to express any opinion herein concerning, or to assume any responsibility as to the applicability to or the effect on any of the matters covered herein of, any other laws, including any federal securities law, or any state securities or "blue sky" laws or regulations.

On the basis of the foregoing, and in reliance thereon, and having regard to legal considerations and other information that I deem relevant, I am of the opinion that the Shares, when and to the extent issued and sold in accordance with the Offering Statement, will be validly issued, fully paid and non-assessable.

I hereby consent to the use of this opinion as Exhibit 5 to the Offering Statement and to the use of my name under the caption "Legal Matters" in the prospectus included in the Offering Statement. In giving this consent, I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations promulgated thereunder.

Very truly yours,

Bruce Pritchett

Bruce M. Pritchett, LC

A-Z CONSULTING, INC.

"Catch the Vision"

©

February 6, 2006

Randy Martin
Elite Safety Concepts, Inc
2389 Mills Cove Place
Lenoir, NC 28645

Dear Mr. Martin:

This agreement hereby amends the terms and conditions of our original engagement letter dated October 7, 2005 between A-Z Consulting, Inc. and Elite Safety Concepts, Inc.

We hereby extend the term under item 3 of the original agreement to June 30, 2006.

We hereby amend item 2 of the original agreement to read as follows:

2. <u>Fees</u>. The Entity agrees to pay A-Z for its services with a financial advisory fee ("Advisory Fee") of 999,999 shares of restricted common stock and $15,000. The common shares will be issued with a restrictive legend. The common shares will be pending approval of a private exempt offering pursuant to Regulation A, under Rule 504 and be earned upon receipt. A common stock certificate will be delivered to us at the commencement of the engagement and the restrictive legend will be removed upon qualification from the United States Securities and Exchange Commission and upon receipt of an attorney opinion letter addressing the free tradability thereof.

Please confirm that the foregoing correctly sets forth our agreement by signing below in the space provided and returning this Agreement to us for execution, which shall constitute a binding agreement as-of the date first above written.

A-Z CONSULTING, INC.

By: ______________________
Name: Michael J. Bongiovanni, CPA
Title: Chief Executive Officer

AGREED TO AND ACCEPTED
AS OF FEBRUARY 6, 2006:

ELITE SAFETY CONCEPTS, INC.

By: ______________________
Name: Randy Martin

2

ELITE SAFETY CONCEPTS, INC.

SHARES
999,999

SEE RESTRICTIVE LEGEND ON REVERSE SIDE

AUTHORIZED TO ISSUE 500,000,000 SHARES OF COMMON STOCK AT NO PAR VALUE

This Certifies That A-Z Consulting, Inc.

Is hereby issued Nine Hundred Ninety Nine Thousand Nine Hundred Ninety Nine *fully paid and non-assessable Common Shares of the above named Corporation transferable only on the books of the Corporation by the holder hereof in person or by duly authorized Attorney upon surrender of this Certificate properly endorsed.*

In Witness Whereof, the said Corporation has caused this Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunto affixed this 15th *day of* December *A.D.* 2005.

SECRETARY

PRESIDENT

For Value Received, ________________ *hereby sell, assign and transfer unto* ____

____ *Shares*

represented by the within Certificate, and do hereby irrevocably constitute and appoint

____ *Attorney*

to transfer the said Shares on the books of the within named Corporation with full power of substitution in the premises.

Dated ____________________, ___________

In presence of ________________________

____

NOTICE: THE SIGNATURE OF THIS ASSIGNMENT MUST CORRESPOND WITH THE NAME AS WRITTEN UPON THE FACE OF THE CERTIFICATE, IN EVERY PARTICULAR, WITHOUT ALTERATION OR ENLARGEMENT OR ANY CHANGE WHATEVER.

The shares represented by this certificate have not been registered under the Securities Act of 1933 and Are "restricted securities" as that term is defined in Rule 144 under the Act. The shares may not be sold or offered for sale except pursuant to an effective registration statement under Securities Act of 1933 or an opinion of counsel for the corporation that registration is not required under such Act.

Workplace violence on the upswing

Kathy Gurchiek

Workplace violence has increased over the past two years despite federal statistics to the contrary, a majority of senior executives responsible for human resources or security say in a recent survey.

In addition, more than half (58 percent) report that disgruntled employees have threatened senior managers in the past 12 months. But despite the executives' view that workplace violence is a bigger problem today, only 15 percent of their companies have increased spending to combat the problem, the Prince & Associates survey found.

The respondents' companies had annual sales ranging from $20 million to $480 million, and 63 percent had 300 to 500 employees; the rest had 500 to 900 employees. New York-based Risk Control Strategies (RCS), a threat management firm specializing in workplace violence prevention, training and response, sponsored the survey.

Among the findings, 24 percent of those surveyed noted that senior managers had received in-person or e-mail threats, 17 percent said employees had intentionally and maliciously downloaded computer viruses, and 10 percent said they were victims of product tampering.

Such mayhem can take a financial as well as a physical and an emotional toll.

Costs related to business interruption, product tampering, security consulting, employee consulting, legal liability and brand erosion add up according to the press release, which notes that costs linked to workplace violence rose from $4.2 billion in 1992 to $36 billion in 1995. An estimated $121 billion was attributed to workplace violence in 2002, according to statistics RCS cited from Jane's Information Group.

Workplace violence is defined as violent acts, including physical assaults and threats of assault, directed toward employees at work or on duty, according to The National Institute for Occupational Safety and Health.

But while respondents perceived an increase in violence at their workplaces from two years ago, such violence-including assaults and suicides-accounted for only 16 percent of all fatal occupational injuries in 2003, according to the U.S. Department of Labor's Bureau of Labor Statistics (BLS).

[ILLUSTRATION OMITTED]

"Homicides are perennially among the top three causes of workplace fatalities for all workers," BLS reports. It says that robberies, "not crimes of passion committed by disgruntled co-workers and spouses," are the cause of the majority of these incidents.

"Non-fatal assaults and violent acts by persons accounted for less than 2 percent of all non-fatal injuries and illnesses in private industry in 2002: however there were still almost 18,000 incidents of this nature resulting in time away from work."

The 82 percent of those surveyed by Prince & Associates who say violence is increasing in their organizations attribute the rise to the following factors: an overall softening of the economy, increased outsourcing, downsizing, wage garnishments, salary reductions, and the perception that raises or bonuses are insufficient.

--Kathy Gurchiek is associate editor at HR News.

The Latest News

For breaking headlines about HR-related business and government news, visit www.shrm.org/hrnews.

North Carolina General Assembly
House of Representatives

REPRESENTATIVE EDGAR V. STARNES
87TH DISTRICT
OFFICE: 602 LEGISLATIVE OFFICE BUILDING
RALEIGH, NC 27603-5925
PHONE: (919) 733-5931
EMAIL: edgars@ncleg.net
HOME ADDRESS: 5852 NEW FARM ROAD
GRANITE FALLS, NC 28630
TELEPHONE: (828) 396-3653

COMMITTEES:
APPROPRIATION
TRANSPORTATION
ALCOHOLIC BEVERAGE CONTROL
ELECTION LAW AND CAMPAIGN FINANCE REFORM

July 26, 2005

Mr. Randy Martin
2389 Mills Cove Place
Lenoir, North Carolina 28645

Dear Randy,

The ladies in our area appreciate the survival classes that you make available to them at Elite Safety Concepts. Self-defense and awareness skills are important for all of us to master. Thank you for the many ways in which you help to keep us safe.

I am enclosing a copy of the newspaper article. I thought you might appreciate having an additional copy.

With best regards, I am

Sincerely,

Edgar V. Starnes

Edgar V. Starnes
State Representative

EVS/pf

The Cove
BILLY GRAHAM
TRAINING CENTER

June 16, 2004

Randy Martin
Elite Safety Concepts
2389 Mills Cove Place
Lenoir, NC 28645

Dear Randy,

We received our certificates for our training. Thank you for a job well done.

In your letter to us, you asked if we could help you out by providing a letter of reference. Unfortunately, we are unable to accommodate your request as it is the policy of the Billy Graham Evangelistic Association not to give letters of reference. However, we can, and will, pray for God to open doors for your business expansion and growth. Nothing is too big for God!

Please pray for us as we seek to fulfill the vision of the Billy Graham Training Center at the Cove of training people in God's Word to win others to Christ. We pray God's continued blessings on you, your family and your business.

Sincerely,

Scott Holmquist
Director of Cove Ministry Focus and Operations

SH/bls

cc: Doug Van Wirt

P.O.Box 19223 Asheville, NC 28815 828-298-2092 828-298-9035fax www.thecove.org
A Ministry of Billy Graham Evangelistic Association

SPARTANBURG
Regional Healthcare System

23 November 2005
Randy Martin
Elite Safety Concepts
2389 Mills Cove Place
Lenoir, N. C. 28645

Dear Randy,

I want to thank you for the training provided the officers of Spartanburg Regional Healthcare System this past month.

I, personally, am a retired South Carolina State Trooper with 30 years experience, and a retired Master Sergeant in the US Air Force Reserve, with over 24 years experience dealing with security matters. I was greatly impressed with the training and the level of professionalism from your staff.

With today's world, you have to be ready for anything. A hospital is no exception. We have several officers, including myself, who have been members of different SWAT Teams, at state and local levels. The training far exceeded what we were looking for. Every situation was real life, could happen or has happened somewhere in our country. No short cuts were taken or given during training. We really realized our shortcomings during some of the scenarios provided. If we failed a situation, we quickly understood why. Each scenario was very real to life and thought provoking. Our officers were highly impressed with the training and especially with your staff and their level of knowledge.

As you know the laws governing Security in the state of South Carolina concerning the South Carolina Law Enforcement Division administers regulations for Security and they do a great job of it, but we expect more from our officers than just meeting requirements. S.L.E.D. requires that a person be over the age of 21 and pass a background check. Armed officers must pass a firearm qualification course. The Security Department at Spartanburg Regional requires that a person have at least 3 years prior law enforcement experience to carry a firearm in the course of their duties. Our officers average 14 years law enforcement experience. This is adequate for most organizations, but we strive to improve our level of performance yearly. We always seek training that enables us to exceed our goals.

Our paths crossed over a year ago when you gave a class on Non-Violent Intervention Techniques at our facility. Phil Stott and I were highly impressed with your presentation and knowledge. As the Training Officer for our department, I'm always looking for excellence in training, techniques and procedures. This led me to explore other levels of training, as your company provides, as we only want the best for our organization.

Elite Safety Concepts has provided exceptional professional training to our organization and we shall look forward to your company for more training in the future.

All I have heard from my officers since we returned is "When are we going back for more?". I highly recommend your services to anyone who wishes to improve their capabilities and knowledge in this profession.

Major Robert E. Ford Jr.
Training Officer
Spartanburg Regional Healthcare Services

WCC — WILKES COMMUNITY COLLEGE

PO Box 120, 1328 S. Collegiate Drive
Wilkesboro, NC 28697-0120

336/838-6100
FAX 336/838-6277

December 5, 2005

It is my pleasure to provide this letter of reference for Randy Martin concerning his providing safety training. Randy has taught several courses for Wilkes Community College, including officer survival, baton training, taser training, instructor evaluation, SWAT and unarmed self-defense.

Randy's performance in the classroom has been exemplary, as is testified to by the evaluations by both his students and supervisors. He is professional in his demeanor and knowledgeable of his subject material. Randy does a good job in meeting the training needs for each subject he teaches; therefore, he is asked to return to often to meet the instructional needs of the college.

It is without reservation that I recommend Randy Martin for your training needs.

Sincerely,

Darrell Miller
Director of Law Enforcement Training

Frye Regional Medical Center

420 North Center Street
Hickory, NC 28601
tel: 828.315.5000
www.fryemedctr.com

July 22, 2004

Randy Martin
Elite Safety Concepts, Inc.
2389 Mills Cove Place
Lenoir, NC 28645

Dear Randy:

I wanted to take a moment and let you know how effective the training you have conducted for our medical center employees has been. The classes you have held this year for Emergency Department staff, Security Department and the training you have conducted covering general safety for all interested employees have been just what we needed!
The post training evaluations have been consistently very good to excellent. Comments have included "good tips for recognizing threats and how to handle a situation", "I am better able to deal with patient anger and aggression" and "excellent". Your skills as a trainer have always been ranked as excellent.

The training classes you have conducted for our employees has been right on target and met the training needs for our organization.

I know we have future plans for additional training later on this year and look forward to working with. I am writing on behalf of our medical center employees when I tell you that we are so very pleased with the training your company provides and you are always our first resource for safety and security training needs.

Thank you for what you have helped us accomplish!

Sincerely,

Helen B. Teague
Administrative Director
Education Department

Tenet

Correction News
October 2005
North Carolina Department of Correction / www.doc.state.nc.us / (919) 716-3700

Four from DOC earn statewide distinction

Four from the Department of Correction have received the highest honor available to state employees.

Ten 2005 State Employees' Awards for Excellence were presented Oct. 17 in a ceremony at the NC Museum of History in Raleigh. The honors were bestowed in the categories of human relations, safety and heroism, outstanding state government service and public service.

The four honored DOC employees are:

Rodney Burton, correctional officer, Marion Correctional Institution.

Perry Franklin, unit manager, Marion Correctional Institution.

Suzanne K. Johnson, nurse supervisor, Morrison Correctional Institution.

Barbara Orr, chief probation/parole officer, District 20, Richmond County.



Winners of the 2005 State Employees Awards for Excellence from the Department of Correction are shown with Secretary **Theodis Beck**, center. From left, the honorees are: **Barbara Orr**, chief probation/parole officer, District 20, Richmond County; **Perry Franklin**, unit manager, Marion Correctional Institution Minimum Security Unit; **Suzanne Johnson**, nurse supervisor I, Morrison Correctional Institution; and **Rodney Burton**, Correctional Officer, Marion Correctional Institution.

Armed robbery foiled

Rodney Burton received the award for safety and heroism.

One night last February, Burton was working at his secondary job at a convenience store in Morganton when a man attempted an armed robbery with a shotgun. The bandit demanded money and items from the store.

As Burton complied with the man's demands, he formulated a plan to foil the robbery. Handing over the demanded items to the robber, Burton grabbed the shotgun, and the two men wrestled for the gun. The weapon fired, but Burton successfully disarmed the robber and knocked him unconscious.

Burton called law enforcement, and the assailant was subsequently charged with armed robbery. Burton not only stopped the robbery, but insured the safety of himself and others.

It takes a community…

Perry Franklin received the award for public service.

Franklin prepares inmates at the minimum security correctional facility to be productive citizens. Through charitable initiatives, Franklin not only instills them with an ethic of hard work and volunteerism, but also provides them with marketable skills and a sense of accomplishment.

Under Franklin's leadership, the Community Work Program (CWP), a program that provides inmate labor for government agencies, grew from an initiative with

See AWARDS, page 2



A western region PERT member learns realistic door-to-door search techniques during recent training near Taylorsville.

PERT training painted with realism

Members of the western region 2nd and 3rd squads of the PERT 3rd Battalion Charlie Company recently put their knowledge of building search and entry to the test at the Command Decisions paintball field near Taylorsville.

Both squads were deployed into different situations, such as shoot or no-shoot scenarios, and team-building exercises.

The Command Decisions field offered several different courses, including a mock prison, a mobile home park and a small town, all on a total of 40 acres. PERT members sharpened their skills of building search and entry by working their way around a mock prison that included perimeter towers and

See PERT Training, page 2

Awards, from page 1

little public support to a huge success. Today, his inmate work squads are known for providing quality labor and craftsmanship, services that have saved the community millions of dollars. Demand for Marion CI's CWP labor has grown to a three-month wait.

Other charitable projects under Franklin's leadership are:

Wheels of Love – Inmates repair discarded bicycles and donate them to needy children.

New Leash on Life – Inmates in the program, which was started by Perry, train dogs from the animal shelter to be more adoptable. As a result, adoption rates have soared, inmates have increased self-esteem and the New Leash on Life has become a statewide correctional program.

Community support – Just as Perry works with inmates to give to the community, he also works with the community to give to the inmates. Through his efforts, the community has provided holiday meals for his unit, and has converted a storage area into a chapel for the inmates' spiritual needs.

Service above self

Suzanne K. Johnson received the award in the category of outstanding state government service.

Summer vacation is something that most hard-working state employees look forward to each year. Rather than relaxing, Johnson spends her summer vacations helping those in need -- both in North Carolina and afar.

For several years, Johnson has paid her own expenses to work in a hospital clinic in Honduras, providing health care for impoverished children and adults. In her home state of North Carolina, she uses her vacation time to volunteer at the Victory Junction Gang Camp, caring for critically ill children.

Johnson earns her vacation time working as a nurse supervisor at Morrison CI. She is as dedicated to her job as she is to her humanitarian efforts.

Her dedication was evident in her recent handling of the merger with the medical facility at Sandhills Youth Center. Under Johnson's supervision, her staff unified and the transition was seamless.

Johnson's fiscal skills are as excellent as her medical, managerial and humanitarian ones. She has saved the state countless dollars by rescuing salvageable medical supplies and moving inmates to correctional medical facilities rather than community hospitals.

"Everyone would feel a little bit better about themselves and be more grateful for what they have, if they just volunteered somewhere," she says.

Interagency initiatives

Barbara Orr won the award for human relations.

In her 26 years with the Department of Correction, Orr has always gone far beyond the standard to complete a job or handle a problem. She has forged excellent relationships with judicial officials, law enforcement and other community agencies, using her human relations and interpersonal skills to carry out the mission of the Division of Community Corrections.

Orr organized the "Carolina's Most Wanted" television show with WBTV, Channel 3. The show featured probation and parole violators, and was instrumental in locating wanted persons in Richmond and Anson counties.

She also worked with the sheriff's department to organize the Richmond County Crime Stopper's Program. As a member of the Criminal Justice Partnership Board, Orr turned a program on the verge of dissolution into a successful model.

When she organized a statewide Cognitive Behavior Intervention Program, she overcame several obstacles to create a treatment program now recommended for a variety of offenders.

Orr's skills have been noticed by the judicial community, and she has worked with the court system to provide a number of programs and services, including Domestic Violence Court, and specialized officers.

In addition to serving North Carolina and her community through the Division of Community Corrections, Orr participates in a numerous variety of charitable organizations.

Other winners

Other winners of the 2005 State Employees' Awards for Excellence were:

- Dr. J. Iverson Riddle, director, J. Iverson Riddle Developmental Center in the Department of Health and Human Services, outstanding state government service.
- Bruce Roberts, wildlife enforcement pilot, Wildlife Resources Commission, safety and heroism.
- Voluntary Compliance Team (Kay Linn Miller Hobart, Department of Justice) and Nancy Pomeranz, Greg Radford and John Sadoff, Department of Revenue), outstanding state government service.
- Joe Frangiosa, Department of Revenue information technology consultant, public service.
- Karl Hedrick III, laboratory mechanic and building liaison, NCSU Department of Food Science, outstanding state government service.
- Sharon Hicks, housekeeper, Western North Carolina School for the Deaf, human relations.



A PERT member takes cover behind a barrel as he pursues his target while training with paintball guns to help promote realism.

PERT, from page 1

assigned staff members who portrayed hostile, armed inmates.

In the mock mobile home park, PERT members trained in going home to home and meeting up with a variety of innocent civilians and "on-the-run inmates." PERT members had to carefully search the homes and apply PERT procedures.

All the PERT members stated that training at the Taylorsville site brought a unique and needed sense of realism. All members agreed that they had learned and that the training should be ongoing.

Platoon Leader Chad Towery of Caldwell Correctional Center and Randy Martin of Elite Safety Concepts in Lenoir organized the training event.

(Editor's note: Case Manager **John Dollar** of Alexander Correctional Institution provided the text and photographs for this article.)

The deadline for the November 2005 Correction News is December 1.